UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5 )*

Kirby Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
497266106 (CUSIP Number)
C. Berdon Lawrence Kirby Corporation 55 Waugh Drive, Suite 1000 Houston, TX 77007 713-435-1400 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 02, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 1,902,698(1)

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 1,906,047

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 2,577,348(2)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 10.2% (3)

14.	Type of Reporting Person IN

(1) Excludes 3,349 shares held under the Issuer's 401(k) plan, with respect to which Charles Berdon Lawrence does not have voting power.
         (2) Includes 164,999 shares that Charles Berdon Lawrence has the right to acquire under stock options exercisable within 60 days and 506,302 held by the GST Trusts (as defined in the Schedule 13D/A (Amendment No. 1) filed by the Reporting Persons on March 10, 2003).
(3) Based on a total of 25,004,200 outstanding shares of Common Stock of the Issuer as of March 1, 2005, as disclosed in the Issuer's Proxy Statement for the 2005 Annual Meeting of Stockholders.
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Robert B. Egan I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 127,646

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 127,646

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 127,646

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.5% (1)

14.	Type of Reporting Person IN
(1) Based on a total of 25,004,200 outstanding shares of Common Stock of the Issuer as of March 1, 2005, as disclosed in the Issuer's Proxy Statement for the 2005 Annual Meeting of Stockholders.
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Eddy J. Rogers, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 506,302

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 506,302

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 506,302

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 2.0% (1)

14.	Type of Reporting Person IN
(1) Based on a total of 25,004,200 outstanding shares of Common Stock of the Issuer as of March 1, 2005, as disclosed in the Issuer's Proxy Statement for the 2005 Annual Meeting of Stockholders.
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Elizabeth Rolanette Lawrence I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 378,656

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 378,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 378,656

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 1.5% (1)

14.	Type of Reporting Person IN
(1) Based on a total of 25,004,200 outstanding shares of Common Stock of the Issuer as of March 1, 2005, as disclosed in the Issuer's Proxy Statement for the 2005 Annual Meeting of Stockholders.
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust I I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 127,647

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.5% (1)

14.	Type of Reporting Person OO
(1) Based on a total of 25,004,200 outstanding shares of Common Stock of the Issuer as of March 1, 2005, as disclosed in the Issuer's Proxy Statement for the 2005 Annual Meeting of Stockholders.
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust II I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 127,647

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.5% (1)

14.	Type of Reporting Person OO
(1) Based on a total of 25,004,200 outstanding shares of Common Stock of the Issuer as of March 1, 2005, as disclosed in the Issuer's Proxy Statement for the 2005 Annual Meeting of Stockholders.
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust III I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 123,362

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.5% (1)

14.	Type of Reporting Person OO
(1) Based on a total of 25,004,200 outstanding shares of Common Stock of the Issuer as of March 1, 2005, as disclosed in the Issuer's Proxy Statement for the 2005 Annual Meeting of Stockholders.
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SCHEDULE 13D
CUSIP No. 497266106

1.	Names of Reporting Persons. Charles Berdon Lawrence GST Trust IV I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Common Stock 0

	8.	Shared Voting Power Common Stock 0

	9.	Sole Dispositive Power Common Stock 0

	10.	Shared Dispositive Power Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock 127,646

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Common Stock 0.5% (1)

14.	Type of Reporting Person OO
(1) Based on a total of 25,004,200 outstanding shares of Common Stock of the Issuer as of March 1, 2005, as disclosed in the Issuer's Proxy Statement for the 2005 Annual Meeting of Stockholders.
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Item 1. Security and Issuer

         This Statement on Schedule 13D/A amends the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on October 22, 1999, as previously amended on March 10, 2003, April 30, 2003, September 19, 2003, and December 17, 2003. Except as amended hereby, the disclosure set forth in the previously filed Schedule 13D, as amended, shall remain unchanged. Capitalized terms not defined below have the same meaning as in the previously filed Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration:

         From time to time, C. Lawrence receives equity awards under the Issuer’s equity compensation plans and acquires shares of Common Stock under the Issuer’s 401(k) Plan in connection with his services as a director of the Issuer. On January 26, 2004, C. Lawrence was granted a stock option for 55,000 shares of Common Stock with an exercise price of $33.925 per share, which is exercisable 33% after one year, 67% after two years and 100% after three years from the date of grant. On December 16, 2004, C. Lawrence acquired 35,000 shares of Common Stock upon exercise of a stock option at an exercise price of $18.0625 per share. On March 2, 2005, C. Lawrence was granted 9,000 restricted shares of Common Stock under the Issuer’s 2002 Stock and Incentive Plan and a stock option for 30,000 shares of Common Stock with an exercise price of $44.09 per share, which is exercisable 33% after one year, 67% after two years and 100% after three years from the date of grant.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

As described in the previously filed Amendment No. 2 on Schedule 13D/A, C. Lawrence has established a stock sales plan in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. C. Lawrence may sell additional shares of Common Stock and establish additional stock sales plans from time to time in the future in connection with this goal of diversifying his investments. Between December 23, 2003 and July 14, 2004, 714,967 shares of Common Stock were sold under the stock sales plan at an average price of $34.19 per share. In addition, during such period, an aggregate of 258,480 shares of Common Stock were sold by the GST Trusts at an average price of $33.57.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

The number and percentage of shares beneficially owned by each Reporting Person are:
         Reporting Person Common Shares Percentage*
         C. Lawrence 2,577,348 10.2%
         Egan 127,646 .5%
         Rogers 506,302 2.0%
         E. Lawrence 378,656 1.5%
         Trust I 127,647 .5%
         Trust II 127,647 .5%
         Trust III 123,362 .5%
         Trust IV 127,646 .5%
         * Based on a total of 25,004,200 outstanding shares of Common Stock of the Issuer as of March 1, 2005, as disclosed in the Issuer's Proxy Statement for the 2005 Annual Meeting of Stockholders.
         The 2,577,348 shares of Common Stock beneficially owned by C. Lawrence includes 164,999 shares which C. Lawrence has the right to acquire under stock options exercisable within 60 days. In addition, while C. Lawrence is not a beneficiary under any of the GST Trusts, under the terms of the instruments pursuant to which the GST Trusts were created, C. Lawrence does have the right to reacquire the property constituting the principal of the GST Trusts, including, but not limited to, the shares owned by the GST Trusts, by substituting property of equal value therefor.

(b)

C. Lawrence has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 1,902,698 shares of Common Stock held directly by him, which includes 9,000 restricted shares. C. Lawrence does not have the power to vote or to direct the vote, but does have the power to dispose or direct the disposition, of the 3,349 shares held in his account under the Issuer's 401(k) Plan.

         Given C. Lawrence's power to reacquire the property constituting the principal of the GST Trusts, including, but not limited to, the shares of Common Stock owned by the GST Trusts, C. Lawrence indirectly holds an additional 506,302 shares, but C. Lawrence has no power to vote or direct the vote of dispose or direct the disposition of any of those shares. As the Co-Trustees of the GST Trusts, Egan, Rogers and E. Lawrence share the power to vote or to direct the vote and the power to dispose or direct the disposition of the shares of Common Stock held by them for the benefit of each of the GST Trusts of which they are Co-Trustees. C. Lawrence has the power to remove Egan, Rogers and E. Lawrence as Co-Trustees of the GST Trusts.

(c)

As described in Item 4, above, C. Lawrence has established a stock sales plan in accordance with Rule 10b5-1. Other than the grant by the Issuer to C. Lawrence of stock options and shares of restricted stock on March 2, 2005, as described in Item 3 above, the Reporting Persons have not engaged in any transactions in shares of Common Stock in the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2005
Charles Berdon Lawrence
By:	/s/ Charles Berdon Lawrence Charles Berdon Lawrence
Title:	Chairman of the Board
Charles Berdon Lawrence GST Trust I
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Charles Berdon Lawrence GST Trust II
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Charles Berdon Lawrence GST Trust III
By:	/s/ Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr. Elizabeth Rolanette Lawrence and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
Charles Berdon Lawrence GST Trust IV
By:	/s/ Robert B. Egan and Eddy J. Rogers, Jr. Robert B. Egan and Eddy J. Rogers, Jr.
Title:	Co- Trustee and Co-Trustee
By:	/s/
By:	/s/
By:	/s/

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